

April 7, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
        Issuer CIK: 0001667919
        Issuer File Number: 333-210186 / 811-23147
        Form Type: 8-A12B
        Filing Date: April 7, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the FT Vest Laddered U.S. Equity Equal Weight Buffer ETF, FT Vest Laddered U.S. Equity Uncapped Accelerator ETF and FT Vest Laddered Emerging Markets Buffer ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services